                                                                  Exhibit (b)(2)

                                                              January 27, 2000


Calendar Holdings, Inc.
c/o Saw Mill Capital LLC
22 Saw Mill River Road
Hawthorne, NY 10532

                           Preferred Equity Financing
                           --------------------------


Gentlemen:

         You have advised Chase Capital Partners (together with one or more of its affiliated investment funds, "CCP"), The Northwestern Mutual Life Insurance Company ("Northwestern") and Massachusetts Mutual Life Insurance Company (together with one or more of its affiliated investment funds "MassMutual", and collectively with CCP and Northwestern, the "Preferred Investors"), that Saw Mill Capital Fund II, L.P. (the "Sponsor Group"), proposes to acquire control of a company you have identified to us as Calendar (the "Company") following which, all of the issued and outstanding Common Stock of the Company will be owned by Calendar Holdings, Inc. ("Parent") and all of the issued and outstanding Common Stock of Parent will be owed by the Sponsor Group, two members of management of the Company (the "Management Investors") and certain other members of management of the Company (the "Transaction"). The expected Sources and Uses of Funds for the Transaction are set forth in summary form on Schedule I attached hereto. As indicated in Schedule I, you propose to finance the Transaction, in part, with Senior Exchangeable Preferred Stock of Parent (the "Preferred Stock"), together with warrants to purchase shares of Parent's Common Stock (the "Warrants") issued for an aggregate cash purchase price of up to $35,000,000.

         The Preferred Investors are pleased to advise you of their commitments to purchase in the aggregate up to the entire amount of the Preferred Stock and Warrants (the "Investment"), on a several basis in the respective amounts set forth opposite each Preferred Investor's name on Schedule II attached hereto, upon the terms and subject to the conditions set forth or referred to in this letter (the "Commitment Letter") and in the Summary of Terms and Conditions (the "Term Sheet") attached to this Commitment Letter as Exhibit A.

         You have provided and will continue to provide to the Preferred Investors all information reasonably requested by them with respect to the Company, the Transaction and the other transactions contemplated hereby, including all financial information and projections (the "Projections"). You hereby represent and covenant that (a) all information other than the

Projections (the "Information") that has been or will be made available to the Preferred Investors by or on behalf of you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to the Preferred Investors by or on behalf of you or any of your representatives have been or will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related Projections are made available to the Preferred Investors. You agree that if at any time from and including the date hereof until the closing of the Investment, any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representation were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct under such circumstances. You agree that the Preferred Investors will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

         As consideration for the Preferred Investors' commitments hereunder, you agree to pay to each Preferred Investor, the following non-refundable fees:
(i) a fee (collectively, the "Closing Fees") in an amount equal to one percent (1%) of the aggregate amount of the investment in Preferred Stock and Warrants by such Preferred Investor payable on the closing date of the Transaction (the "Closing Date") and subject to the closing of the Transaction and (ii) a breakup fee (collectively, the "Break Up Fees" and together with the Closing Fees, the "Fees") in an amount equal to one percent (1%) of the aggregate amount of the proposed investment in Preferred Stock and Warrants of such Preferred Investor, payable to the extent that a "break-up" or similar termination fee or payment is payable to you or any member of the Sponsor Group by the Company or any other third party as a result of the abandonment or termination of the Transaction; provided that in no event will the Preferred Investors be entitled to receive both the Closing Fees and the Break Up Fees. The Fees, when due, shall be payable in immediately available funds and, once paid, shall not be refundable under any circumstances. The Fees shall be in addition to reimbursement of the reasonable out-of-pocket fees and expenses of the Preferred Investors to the extent such reimbursement is required by this Commitment Letter.

         The Preferred Investors' commitments hereunder are subject to (a) the Preferred Investors' having completed and being satisfied in all respects with an environmental due diligence investigation of the Company and its subsidiaries, and such results not having disclosed any environmental condition that could reasonably be expected to have a material adverse effect on the business, operations, properties, assets, liabilities (including, without limitation, environmental liabilities), condition (financial or other) or prospects of the Company and its subsidiaries (taken as a whole) or the Transaction, (b) the corporate, tax, capital and ownership structure (including the articles of incorporation and by-laws), and shareholders agreements of Parent and its subsidiaries (the "Transaction Structure") before and after the Transaction being reasonably satisfactory to the Preferred Investors in all respects, (c) there not having occurred any event, condition or circumstance that has had or is reasonably likely to have a material adverse effect on the business, operations, properties, assets, liabilities, condition (financial or other) or prospects of the Company and its subsidiaries since the end of the most recently ended fiscal year for which audited financial statements have been provided to the Preferred Investors, (d) there not having occurred since the date hereof a material disruption of, or a material adverse change in, financial, banking or capital market conditions, (e) the negotiation, execution and delivery of definitive documentation with respect to the Investment satisfactory to the Preferred Investors and their counsel and (f) the other conditions set forth or referred to in this Commitment Letter and in the Term Sheet. The provisions of the Preferred Investors' commitments hereunder and of the Investment are not limited to the provisions set forth in this Commitment Letter or in the Term Sheet. Those matters that are not covered by or made clear under the provisions of this Commitment Letter or of the Term Sheet are subject to the approval and agreement of the Preferred Investors and you.

         By executing this Commitment Letter, you agree (a) to indemnify and hold harmless the Preferred Investors, their affiliates and their respective officers, partners, directors, managers, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such persons may become subject arising out of or in connection with this Commitment Letter, the Term Sheet, the Transaction, the Investment, the use of proceeds of the Investment or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any of such indemnified parties is a party thereto, and to reimburse each of such indemnified parties upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified party, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final judgment of a court to have resulted from the willful misconduct or gross negligence of such indemnified party, and (b) to reimburse, the Preferred Investors and their affiliates from time to time on demand for all reasonable out-of-pocket expenses (including but not limited to expenses of the Preferred Investors' due diligence investigation, consultants' fees, syndication expenses, travel expenses and reasonable fees, disbursements and other charges of counsel) (collectively "Transaction Expenses"), in each case incurred in connection with the Commitment Letter, the Term Sheet, the Transaction, the Investment and any related documentation and the administration, enforcement, amendment, modification or waiver thereof. Notwithstanding any other provision of this Commitment Letter, (i) no indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, or for any special, indirect, consequential or punitive damages in connection with its activities related to the Investment and (ii) you shall only be liable for the Transaction Expenses to the extent that the Company or any other party reimburses your expenses or the expenses of the Sponsor Group, or any of its affiliates.

         In consideration of the substantial expenditure of time, effort and expense to be undertaken by the Preferred Investors immediately upon the execution and delivery of this Commitment Letter, you hereby undertake and agree that in the absence of the Preferred Investors' prior written consent, for the period from the date hereof until July 31, 2000 (the "Termination Date"), you will not, nor will you permit any of your affiliates (or authorize or permit any of their respective representatives) to take, directly or indirectly, any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer or inquiry from any person to (a) provide any preferred equity financing other than the Investment in connection with the transactions contemplated by this Commitment Letter (a "Preferred Equity Financing"), (b) reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, a Preferred Equity Financing or (c) furnish or cause to be furnished any information with respect to the Company or any of its affiliates to any person (other than as contemplated by this Commitment Letter) who you, or any of your representatives, know or have reason to believe is in the process of considering any Preferred Equity Financing. The obligations under this paragraph shall terminate and be of no further force and effect in the event that this Commitment Letter is terminated by the Preferred Investors in accordance with its terms.

         This Commitment Letter is delivered to you on the understanding that neither the existence of this Commitment Letter or the Term Sheet nor any of their terms or substance shall be disclosed, directly or indirectly, except (a) as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law (including pursuant to SEC disclosure obligations), (b) on a confidential and "need-to-know" basis, to your officers, directors, employees, agents and advisors who are directly involved in the consideration of this matter, (c) on a confidential basis to the Company and its advisors and agents and to the special committee of the board of directors of the Company and its advisors, in each case, in connection with the Transaction and (d) on a confidential basis to potential financing sources in connection with the Transaction.

         You acknowledge that the Preferred Investors and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. The Preferred Investors will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by the Preferred Investors or any of their affiliates of services for other companies, and the Preferred Investors will not furnish any such information to other companies. You also acknowledge that the Preferred Investors and their affiliates have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by the Preferred Investors or any of their affiliates from other companies.

         This Commitment Letter and the Preferred Investors' commitments hereunder shall not be assignable by you to any other person (other than to the Company or an affiliate of Saw Mill Capital LLC formed to effect the Transaction) without the prior written consent of the Preferred Investors, and any attempted assignment without such consent shall be void. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Preferred Investors and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. This Commitment

Letter and the Term Sheet set forth the entire understanding with respect to the subject matter hereof and thereof and supersede any prior or contemporaneous understandings with respect thereto, written or oral. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

         Please indicate your acceptance of the terms of this Commitment Letter and of the Term Sheet by signing in the appropriate space below and returning to each of the Preferred Investors the enclosed duplicate originals (or facsimiles) of this Commitment Letter not later than 5:00 p.m., New York City time, on February 1, 2000. The Preferred Investors' commitments hereunder will expire at such time in the event that each of the Preferred Investors has not received such executed duplicate originals (or facsimiles) in accordance with the immediately preceding sentence. In the event that the closing in respect of the Investment does not occur on or before the Termination Date (as defined in the Term Sheet), then this Commitment Letter and the Preferred Investors' commitments hereunder shall automatically terminate unless the Preferred Investors shall, in their discretion, agree to an extension. Except to the extent expressly terminated or superseded thereby, the reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive documentation for the Investment shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Preferred Investors' commitments hereunder.


                                    * * * *

         The Preferred Investors are pleased to have been given the opportunity to assist you in connection with the Transaction and we look forward to working with you to complete the Transaction and the Investment.


                                     Very truly yours,

                                     CHASE CAPITAL PARTNERS



                                     By: /s/ Richard D. Waters
                                         _______________________________
                                         Name: Richard D. Waters
                                         Title: General Partner-Mezzanine

                                     THE NORTHWESTERN MUTUAL LIFE
                                     INSURANCE COMPANY



                                     By: /s/ Jeffrey J. Lueken
                                         _______________________________
                                         Name: Jeffrey J. Lueken
                                         Title: Authorized Representative

                                     MASSACHUSETTS MUTUAL LIFE
                                     INSURANCE COMPANY

                                     By: David L. Babson
                                         Incorporated, its Investment Advisor


                                     By: /s/ Mark A. Ahmed
                                         _______________________________
                                         Name: Mark A. Ahmed
                                         Title: Managing Director


Accepted and agreed to as of
the date first above written:

CALENDAR HOLDINGS, INC.



By: /s/ Howard Unger
    ________________________________
    Name: Howard Unger

    Title:

                                                                      Schedule I

                          Transaction Sources and Uses
                          ----------------------------
                                 ($ in millions)

            Sources of Funds                                                     Uses of Funds
            ----------------                                                     -------------
Term Facility                                    $95.0                Purchase Price(1)                            $233.7
Revolving Facility(2)                                0                Repayment of Existing Debt                     83.9
Notes/ Bridge Loans                              125.0                Transaction Expenses                           17.0
Preferred Equity Contribution                     35.0                Debt Repurchase Premium                         1.0
Common Equity Contribution(3)                     65.0                Cash                                           (1.3)
German Bank Debt(4)                               14.4
                                                ------                                                             ------
Total Sources(5)                                $334.4                Total Uses(5)                                $334.4
                                                ======                                                             ======



--------

(1) Net of option proceeds of $8.3 million.
(2) Represents drawn portion of $35 million Revolving Facility.
(3) Includes approximately $28 million of rollover equity.
(4) Currently outstanding and to remain outstanding following the Closing Date.
(5) Sources and uses may not match as a result of rounding errors.

                                                                     Schedule II

                                   Commitments
                                   -----------

                                Liquidation Preference of
                                     Preferred Stock           Warrants*                  Total Investment
                                     ---------------           ---------                  ----------------
CCP                                      $25,000,000                   6.43%                  $25,000,000
Northwestern                               5,000,000                   1.29                     5,000,000
MassMutual                                 5,000,000                   1.29                     5,000,000
                                         -----------                   ----                   -----------
                                         $35,000,000                   9.00%                  $35,000,000

--------
*    Expressed as a percentage of fully diluted Common Stock.

                             CALENDAR HOLDINGS, INC.

                         SENIOR REDEEMABLE EXCHANGEABLE
                          PREFERRED STOCK AND WARRANTS

                         SUMMARY OF TERMS AND CONDITIONS

                                JANUARY 26, 2000


                              SUMMARY OF INVESTMENT

ISSUER:                    Calendar Holdings, Inc. (the "Parent").

INVESTORS:                 One or more affiliates of Chase Capital Partners
                           (collectively, "CCP"), The Northwestern Mutual Life
                           Insurance Company ("Northwestern"), Massachusetts
                           Mutual Life Insurance Company (together with one or more of its affiliates "MassMutual", and collectively with CCP and Northwestern, the "Preferred Investors") and, at the option of the Preferred Investors, other investors acceptable to the Preferred Investors and reasonably acceptable to the Sponsor Group and Parent.

ISSUE: Shares of Senior Redeemable Exchangeable Preferred Stock of the Parent (the "Preferred Stock") with an aggregate liquidation preference of up to $35,000,000 together with detachable warrants (the "Warrants") to purchase, at a nominal price, shares of Common Stock of the Parent representing 9% of the fully diluted shares of Common Stock as of immediately after the Transaction on a fully diluted basis (as described below under "Warrants").

                           The Preferred Stock and the Warrants described above are referred to as the "Purchased Securities".

ISSUE PRICE:               The Preferred Stock and the Warrants will be issued
                           for an aggregate issue price (the "Issue Price") equal to $35,000,000. The Parent and the Preferred
                           Investors will agree on an appropriate allocation of the Issue Price between the Preferred Stock and the Warrants.

USE OF PROCEEDS:           The proceeds from the issuance and sale of the
                           Purchased Securities shall be used to finance a portion of the cash payments required to effect the Transaction, including related fees and expenses.

CLOSING DATE:              Expected to be during the second quarter of 2000, but
                           in any event not later than July 31, 2000 (the
                           "Termination Date"). The date of closing of the purchase and sale of the Purchased Securities is hereinafter referred to as the "Closing Date".

                                 PREFERRED STOCK

MANDATORY
REDEMPTION DATE:           The date (the "Redemption Date") that is one year
                           after the maturity of the Parent's subordinated debt.

RANKING: With respect to dividend rights and rights upon liquidation, winding up and dissolution, the Preferred Stock shall rank senior to (a) all classes of Common Stock of the Parent and (b) each other class of capital stock or series of preferred stock issued by the Parent (collectively referred to with the Common Stock of the Parent as "Junior Securities").

DIVIDENDS:                 Holders of Preferred Stock (each a "Holder") are
                           entitled to receive, when and as declared by the Board of Directors of the Parent, out of funds legally available therefor, dividends on the Preferred Stock at an annual rate (the "Dividend
                           Rate") equal to 14% per annum. Such Dividend Rate shall increase in the case of an Event of Non-Compliance (as more particularly described below).

                           Dividends shall accrue on a daily basis from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each date of payment, a "Dividend Payment Date"). Dividends, whether or not declared, accumulate and compound until declared and paid. Dividends declared and accruing on or prior to the fifth anniversary of the Closing Date may, at the option of the Parent, be paid either in cash or may accrue and compound quarterly. References to accrued dividends include compounded amounts. Dividends declared with respect to any Dividend Payment Date falling after the fifth anniversary of the Closing Date must be paid in cash.

REDEMPTION:

OPTIONAL The Preferred Stock may be redeemed at any time on or after the second anniversary of the Closing Date, solely at the option of the Parent, in whole or in part, at the redemption prices (expressed as a percentage of the sum of the liquidation preference plus all accrued and unpaid dividends, if any), if redeemed during the periods indicated in the table below.

                           Period                              Percentage
                           ------                              ----------
                           Year 3                                 107%
                           Year 4                                 105%
                           Year 5                                 103%
                           Year 6 and thereafter                  100%

                           Any such redemption price shall be payable in cash.

                           In the event that the Parent consummates an initial public offering of its equity securities (an "IPO") prior to the fourth anniversary of the Closing Date, the Preferred Stock may be redeemed, at the Parent's election, in whole or in part, from the IPO proceeds, at a redemption price (expressed as a percentage of the sum of the liquidation preference, plus all accrued and unpaid dividends, if any) equal to 103%.

                           In connection with a Change of Control (to be defined), the Preferred Stock may be redeemed, at the Parent's election, at a redemption price, payable in cash on the date of such Change of Control, equal to
                           (i) 107%, if such Change of Control occurs on or prior to the third anniversary of the Closing Date and (ii) during any period thereafter, at the redemption price specified above for an optional redemption occurring during such period, in each case, of the sum of the per share liquidation preference thereof plus all accrued and unpaid dividends through the date of such redemption.

MANDATORY                  The Preferred Stock shall be mandatorily redeemable
                           on the Redemption Date at a redemption price, payable in cash, equal to 100% of the liquidation preference.
                           Upon such redemption, the Parent shall also pay all accrued and unpaid dividends through the date of redemption.

CHANGE OF
CONTROL OFFER:             In connection with a Change of Control (to be
                           defined), at the request of any Holder, the Parent shall offer (the "Change of Control Offer") to redeem or effect the redemption of all outstanding shares of Preferred Stock at a redemption price, payable in cash on the date of such Change of Control, equal to 101% of the sum of the per share liquidation preference thereof plus all accrued and unpaid dividends through the date of such redemption. Each
                           Holder shall have the option whether to tender any or all the shares of Preferred Stock held by it for redemption in connection with the Change of Control
                           Offer.

LIQUIDATION
PREFERENCE:                Upon a liquidation, dissolution or winding up of the
                           affairs of the Parent, whether voluntary or involuntary, the Holders shall be entitled, before any assets of the Parent shall be distributed among or paid over to the holders of Junior Securities, but after distribution of such assets among, or payment thereof over to, creditors of the Parent, to receive from the assets of the Parent available for distribution to stockholders, an amount in cash equal to $1,000 per share (pro rated for fractional shares), plus, in each such case, an amount in cash equal to all accrued and unpaid dividends thereon
                           (whether or not there are funds of the Parent legally available for the payment of dividends) to and including the date of final distribution. After any such payment in full, the Holders shall not, as such, be entitled to any further participation in any distribution of assets of the Parent.

AFFIRMATIVE
COVENANTS:                 The definitive documentation will contain affirmative
                           covenants customary for transactions of this type, including, without limitation, covenants relating to
                           (i) financial reporting; (ii) payment of other obligations; continuation of business and maintenance of existence and material rights and privileges;
                           (iii) compliance with laws and material contractual obligations; (iv) maintenance of property and insurance; (v) maintenance of books and records; (vi) rights of holders to inspect property and books and records; and (vii) notices of defaults, litigation and other material events.

NEGATIVE COVENANTS:        The definitive documentation will contain negative
                           covenants customary for transactions of this type, including, without limitation, covenants limiting (i) issuances of senior or pari passu equity securities,
                           (ii) affiliate transactions, (iii) mergers, consolidations, recapitalizations, reclassifications or dissolutions, liquidations or winding up of affairs of the Parent, (iv) incurrences of indebtedness, subject to appropriate exceptions to be negotiated, (v) actions by the Parent which would adversely affect the preferences rights, privileges or powers of in the restrictions provided for the benefit of the Preferred Stock, (vi) dispositions or acquisitions of assets, subject to appropriate exceptions to be negotiated, (vii) amendments of the Parent's constitutive documents in any manner which would have an adverse affect on the Holders, and
                           (viii) redemption or repurchase of capital stock and dividends and distributions in respect of Junior
                           Securities, subject to appropriate exceptions to be negotiated.

FINANCIAL TEST:            The definitive documentation will provide that
                           holders of a majority of the outstanding Preferred
                           Stock at the time in question will have the right to designate two members of the Parent's board of directors so long as Total Debt (to be defined) to EBITDA (to be defined) exceeds 5.5x.

EVENTS OF
NON-COMPLIANCE:            The definitive documentation will include events of
                           non-compliance customary for transactions of this type, including, without limitation,:

                           (i) failure to declare and pay dividends in cash, to the extent required in accordance with the Parent's Articles of Incorporation;

                           (ii)     failure to comply with any covenant
                                    specified in the Securities Purchase
                                    Agreement or the Parent's Articles of
                                    Incorporation (other than those specified in clause (i) above);

                           (iii) bankruptcy or insolvency of the Parent or any of its subsidiaries;

                           Upon the occurrence of any Event of Non-Compliance, the Dividend Rate, shall be increased to 16% during the continuance of such Event of Non-Compliance.

EXCHANGE:                  The Parent shall have the option upon the
                           consummation of a high-yield note offering, simultaneous therewith to exchange the Preferred
                           Stock for Notes of the type issued in such offering.

BOARD ATTENDANCE/
INFORMATION RIGHTS:        Except as provided below, the holders of a majority
                           of the Preferred Stock shall be entitled to designate one non-voting observer to attend all board of directors and committee meetings of the Parent and its subsidiaries and the holders of the Preferred
                           Stock will be entitled to receive the same information provided to the members of the board of directors and committees of the Parent and its subsidiaries at the same time such information is provided to such directors; provided, that, if the holders of a majority of the Preferred Stock also hold a majority of the Warrants and/or the Warrant
                           Stock, then such holders of Preferred Stock and Warrants and/or Warrant Stock will have the right to designate only one non-voting observer. Reasonable out-of-pocket expenses in connection with attendance at such board and committee meetings will be paid by the Parent.

                                    WARRANTS

WARRANTS:                  Warrants to purchase 9% of the Common Stock of the
                           Parent (the "Warrant Stock") on a fully diluted basis
                           (assuming exercise of all options, warrants, convertible securities and the like) as of immediately following the Transaction and the related financings.

EXERCISE PERIOD:           Exercisable at any time prior to the tenth
                           anniversary of the Closing Date.

EXERCISE PRICE:            The Warrants will have a nominal exercise price.

PAYMENT OF
EXERCISE PRICE:            Cash or surrender of Warrants to purchase shares of
                           Warrant Stock having a fair market value equal to the Exercise Price.

METHOD OF EXERCISE:        Full or partial.

PUT: Except as provided below, each holder of the Warrants and the Warrant Stock shall, after the fifth anniversary of the Closing Date, have the right from time to time until the expiration of the Warrants to require the Parent to purchase all or part of the Warrants and/or Warrant Stock held by such holder at a price per share equal to the Fair Market Value of a share of Warrant Stock (in the case of the Warrants, less the Exercise Price); provided, however, that, if the Sponsor Group - gives notice to the holders of the Warrants and the Warrant Stock prior to the fifth anniversary of the Closing Date of its intention to exercise the approved sale provision of the


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

                           stockholders agreement or the exercise of demand registration rights in connection with an initial public offering of Common Stock and in good faith diligently pursues a closing of such approved sale or initial public offering, then the holders of the Warrants and the Warrant Stock shall not have the right to require the Parent to so purchase the Warrants and/or Warrant Stock until after the earlier of (i) 60 days after the Sponsor Group terminates pursuing a closing of such approved sale or initial public offering and (ii) the sixth anniversary of the Closing Date. The right of each such holder to require such purchase shall be subject to the availability of financing on a "best efforts" basis.

CALL: The Parent shall, after the sixth anniversary of the Closing Date (or, if the Sponsor Group has given the holders of the Warrants and the Warrant Stock notice of its intention to exercise the approved sale provision of the stockholders agreement or to exercise the demand registration rights in connection with an initial public offering of Common Stock, then after the earlier of (i) the first anniversary of the date the Sponsor Group terminates pursuing a closing of such approved sale or initial public offering and
                           (ii) the seventh anniversary of the Closing Date), have the right from time to time until the expiration of the Warrants to require the holders of the Warrants and/or the Warrant Stock to sell to the Parent all but not less than all of the Warrants and the Warrant Stock at a price per share equal to the Fair Market Value of a share of Warrant Stock (in the case of the Warrants, less the Exercise Price).

FAIR MARKET VALUE:         To be determined by agreement between the applicable
                           holders and the Parent or, in the absence of agreement, by an independent valuation expert reasonably acceptable to such holders. The valuation expert will value the Parent assuming the Parent is sold to an independent third party as a going concern. The holders of the Warrants and/or Warrant
                           Stock being purchased by the Parent will be entitled to receive their pro rata portion of the Fair Market
                           Value of all the Common Stock of the Parent with no discount for lack of liquidity of the Parent's Common
                           Stock or the holders' minority position in the Parent. Such pro rata portion attributable to the Warrants and/or Warrant Stock will be determined assuming exercise of all Warrants and all other outstanding, "in-the-money" rights to purchase or otherwise acquire shares of Common Stock. The fees and expenses of the valuation expert will be paid by the Parent.

LOOK-BACK
PROVISION:                 Upon the occurrence of a sale of all or a substantial
                           portion of the Common Stock or assets of the Parent, or a merger or consolidation


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

                           involving the Parent (each a "Look-Back Event"), within a period of twelve months following the exercise of the Call, each holder whose Warrants and/or Warrant Stock were purchased under the Call will be entitled to receive with respect to such Warrants and/or Warrant Stock an amount per share equal to the excess, if any, of (x) the proceeds per share such holder would have received if it had participated in the Look-Back Event with respect to such Warrants and/or Warrant Stock over (y) the amount per share actually received by such holder upon exercise of the Call.

ANTI-DILUTION
PROVISIONS:                Customary anti-dilution provisions with respect to
                           stock splits and combinations, stock dividends, below market issuances, distributions of securities or other unusual distributions of cash or other assets, mergers, consolidations and reorganizations.

                           In addition, the warrant agreement will prohibit dividends by the Parent (unless the holders of the Warrants receive a pro rata portion of such dividends on a basis as if they had exercised the Warrants immediately prior to such dividend).

EQUITY AGREEMENTS:         The Warrants and the Warrant Stock shall be entitled
                           to the registration rights set forth in the registration rights agreement, as well as to the tag-along rights, the preemptive rights, the board attendance rights and the information rights in the stockholders agreement, and will be subject to the drag-along provisions of the stockholders agreement as provided therein.


                               GENERAL PROVISIONS

DOCUMENTATION:             The issuance of the Purchased Securities will be
                           subject to the negotiation, execution and delivery of mutually acceptable definitive documentation, including a securities purchase agreement, warrant agreement, registration rights agreement and stockholders agreement. Counsel to CCP will prepare the securities purchase agreement, the warrant agreement and the terms of the Preferred Stock to be included in the Parent's Articles of Incorporation.
                           The stockholders agreement and the registration rights agreement shall be substantially in the forms attached as exhibits to the Voting Agreement entered into in connection with the definitive merger agreement for the Transaction. The definitive documentation will contain representations and warranties, covenants, events of default, closing conditions, indemnification and other terms and provisions customary for a transaction of this type or reasonably deemed appropriate by the Preferred
                           Investors (including but not limited to those specified herein). Without limiting the generality of the foregoing, the definitive documentation shall contain the following conditions precedent to the Preferred Investors' obligations to purchase the Purchased Securities:

                           (i) The Transaction shall be consummated upon terms and conditions satisfactory to the Preferred Investors and their counsel.

                           (ii) The Parent shall have received proceeds of not less than $130,000,000 of senior secured financing, with terms and conditions substantially as set forth in the Summary Term Sheet attached to the commitment letter dated as of January 20, 2000 issued by Credit Agricole Indosuez to Merger Sub (the "Senior Debt Commitment Letter"), without any waiver, modification, variation or amendment of any such terms or conditions unless agreed to in writing by the Preferred Investors.

                           (iii) The Parent shall have received proceeds of not less than $125,000,000 of subordinated notes financing, with terms and conditions substantially as set forth in Exhibits A and B attached to the Commitment Letter dated as of January 19, 2000 issued by Credit Suisse First Boston to Merger Sub (the "Subordinated Debt Commitment Letter"), without any waiver, modification, variation or amendment of any such terms or conditions unless agreed to in writing by the Preferred Investors.

                           (iv) The terms and provisions relating to the Common Stock shall be satisfactory to the Preferred Investors and their counsel.

                           (v) The Sponsor Group shall have invested not less than $37,000,000 in cash and/or shares of pre-Transaction common stock of the Parent, of which not less than $7,500,000 shall have been invested by an entity controlled directly or indirectly by Howard Unger and in which Howard Unger has invested, directly or directly, not less than $2,000,000 in cash and/or shares of pre-Transaction common stock. The above amounts shall be reduced pro rata, to the extent that the total amount of Common Stock purchased by the Sponsor Group is less than the amounts specified above or to the extent that the total amount of the commitments of the Sponsor Group are reduced on a pro rata basis.

                           (vi) The Management Group shall have retained, following the consummation of the Transaction, shares of Common Stock of the Parent having a value, based on the price per share of Common Stock to be paid by the Sponsor Group, of not less than $26,000,000.

EXPENSES AND
INDEMNIFICATION:           On the Closing Date, the Parent shall pay (a) all
                           reasonable out-of-pocket expenses of the Preferred
                           Investors and their affiliates associated with the provision of the financing contemplated herein, due diligence investigation, and the preparation, negotiation, execution and delivery of the definitive
                           Purchased Securities documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel) and (b) all out-of-pocket expenses of the holders of the Purchased Securities (including the fees, disbursements and other charges of counsel) in connection with the enforcement of their rights with respect to the Purchased Securities.

                           Any expenses of the Preferred Investors not reimbursed by the Parent or any other third party, shall be borne by the Preferred Investors pro rata based upon the aggregate amount of each Preferred Investor's commitment.

TRANSFERABILITY:           The Purchased Securities will be freely transferable,
                           subject only to compliance with applicable securities laws. The Warrants will be detachable and transferable separately from the Preferred Stock, subject to compliance with applicable securities laws and such transferee shall agree to be bound by the drag along provisions of the stockholders agreement.

GOVERNING LAW
AND FORUM:                 State of New York, except that matters of internal
                           governance of the Parent and the terms of the Preferred Stock will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware.


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